Pixelworks, Inc.
224 Airport Parkway, Suite 400
San Jose, California 95110

November 7, 2017

VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0409
Attention: Amanda Ravitz
Tim Buchmiller

RE: Pixelworks, Inc.
Registration Statement on Form S-3
File No. 333-221239
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Pixelworks, Inc. (the “Company”) hereby requests that the effective date of the above-captioned registration statement on Form S-3 (the “Registration Statement”), be accelerated to 5:00 p.m., Eastern Time, on November 9, 2017, or as soon thereafter as may be practicable.

Very truly yours,

Pixelworks, Inc.

By:    /s/ Steven L. Moore
Steven L. Moore
Chief Financial Officer